SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1*)

                                 CONDUCTUS, INC.

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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share

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                         (Title of Class of Securities)

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                                    206784100

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                                 (CUSIP Number)

                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
212) 421-2600                                        (973) 597-2424
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                 (Name, Address and Telephone Number of Persons

                Authorized to Receive Notices and Communications)

                                  June 23, 2000

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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.            206784100
________________________________________________________________________________

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC/PF
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
   Number of                               7) Sole Voting Power:        413,800*
                                           -------------------------------------
   Shares Beneficially                     8) Shared Voting Power:
                                           -------------------------------------
   Owned by
   Each Reporting                          9) Sole Dispositive Power:   413,800*
                                           -------------------------------------
   Person With:                           10) Shared Dispositive Power:
                                          --------------------------------------
________________________________________________________________________________
11)   Aggregate Amount Beneficially Owned by Each Reporting Person:     413,800*
________________________________________________________________________________
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions):                               Not Applicable
________________________________________________________________________________
13)   Percent of Class Represented by Amount in Row (11):    3.6%*
________________________________________________________________________________
14)   Type of Reporting Person (See Instructions):       IA/IN
________________________________________________________________________________
* Cerberus Partners, L.P. ("Cerberus"), a Delaware limited partnership, is the holder of 65,900 shares of Conductus, Inc.'s (the "Company") common stock (the "Shares"). Cerberus International, Ltd. ("International"), a corporation organized under the laws of the Bahamas, is the holder of 161,000 Shares. Stephen Feinberg, individually, is the holder of 36,900 Shares. In addition, Cerberus, International and Stephen Feinberg, individually, are the holders of warrants issued by the Company (the "Warrants"), which are exercisable at any time after June 17, 2000, for 37,500, 92,500 and 20,000 Shares, respectively. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares and Warrants held by Cerberus, International and himself. Accordingly, for the purposes of Rule 13d-3 under the Act, Mr. Feinberg is deemed to beneficially own 413,800 Shares.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, there were 11,500,056 Shares outstanding as of April 30, 2000. Cerberus is the holder of 65,900 Shares, International is the holder of 161,000 Shares, and Stephen Feinberg is the holder of 36,900 Shares. In addition, Cerberus, International and Stephen Feinberg are the holders of Warrants, which are exercisable at any time after June 17, 2000, for 37,500, 92,500 and 20,000 Shares, respectively. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares and Warrants held by Cerberus, International and himself.

          On June 21, 2000, Cerberus, International and Stephen Feinberg each converted all of the shares of Class C Preferred Stock of the Company held by them into Shares. On June 23, 2000, Cerberus, International, and Stephen
Feinberg delivered 121,600, 301,500, and 63,100 Shares, respectively, to unrelated third parties for the purpose of covering certain short positions held by each of Cerberus, International and Stephen Feinberg in the Shares. As a result of such transactions, Stephen Feinberg no longer possesses voting or investment control over such 121,600, 301,500 and 63,100 Shares.

          Except as described above, during the 60 days prior to the date hereof, there have been no transactions in Shares by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

          As of June 23, 2000, Stephen Feinberg ceased to be the beneficial owner of more than five percent of the Shares.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        July 15, 2000


                                        /s/ Stephen Feinberg

                                        Stephen Feinberg, individually and in his capacity as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P. and as the investment manager for Cerberus International, Ltd.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).